Mail Stop 3-9

							October 1, 2004


Arthur S. Przybyl
President and Chief Executive Officer
Akorn, Inc.
2500 Millbrook Drive
Buffalo Grove, Illinois 60089

Re:	Akorn, Inc.
	Registration Statement on Form S-1
	File Number 333-119168

Dear Mr. Przybyl:

	This is to advise you that we have performed a limited review of the above registration statement, and we have the following comments.

Selling Stockolders, page 19

1. On the cover page of your registration statement, you state that you are registering the sale of 62,213,463 shares. However, the prospectus cover page states only 59,442,581 shares, and the selling stockholders table on pages 20-21 identifies only 59,442,580 shares. Please be aware that although your selling stockholders table does not need to identify all sellers pre-effectively, any sellers added after effectiveness will need to be identified in a post-effective amendment, not a prospectus supplement. The only exception, in which a prospectus supplement may be used to identify new sellers, is if the new sellers acquired their shares through a transfer from a seller who was identified pre-effectively.

2. In the first two paragraphs of this section, where you summarize the origins of the shares being offered, it appears that you have not included the 2,770,882 shares issuable pursuant to dividends and accrued interest, as noted in footnote (2) to the table on page 21. Please include these shares in this discussion. Furthermore, we note that if you add these 2,770,882 shares to the 59,496,181 mentioned in the first two paragraphs, the total is 62,267,063 shares, which is 53,600 shares more than the 62,213,463 shares you have registered. Please explain this difference to us, and revise your registration statement as appropriate.

3. If any selling stockholder is a broker-dealer, the prospectus must state that such holder is an underwriter. The only exception to this requirement is if the broker-dealer received their securities as compensation for underwriting activities. Please advise us of the broker-dealer status of the selling stockholders and revise the prospectus accordingly.

4. In addition, if a selling stockholder is an affiliate of a broker-dealer, the prospectus must state that:

* the selling stockholder purchased in the ordinary course of business; and
* at the time of the purchase of the securities to be resold, the selling stockholder had no agreement or understanding, directly or indirectly, with any person to distribute the securities.

If a selling stockholder is an affiliate of a broker-dealer and you are not able to make these statements in the prospectus, the prospectus must state that the selling stockholder is an underwriter. Please revise the prospectus as appropriate.

Plan of Distribution, page 24

5. In the first paragraph on page 25, you state that selling stockholders who are broker-dealers "may be" underwriters. Please revise this language to state that they "are" underwriters.

Signatures, page II-9

6. We note the filing does not include the signature of your controller or principal accounting officer. Please include this signature in your amended Form S-1. If Jeffrey A. Whitnell, the CFO, also serves as the controller or principal accounting officer, his signature should be captioned as such in your amended filing. See Instructions 1 and 2 to the Signatures section of Form S-1.

*	*	*

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	Please contact Greg Belliston at (202) 824-5219 or me at (202) 942-1840 with any questions.

							Sincerely,



							Jeffrey P. Riedler
							Assistant Director

cc:	Kurt L. Kicklighter, Esq.
	Dalton W. Sprinkle, Esq.
	Luce, Forward, Hamilton & Scripps LLP
	600 W. Broadway, Suite 2600
	San Diego, California 92101
Arthur S. Przybyl
Akorn, Inc.
October 1, 2004
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